Exhibit 11

NVR, Inc.

Computation of Earnings Per Share

(amounts in thousands, except per share amounts)

		Three Months Ended March 31,
		2003	2002
1.	Net income	$87,806	$76,713

2.	Average number of shares outstanding	7,078	7,397
3.	Shares issuable upon exercise of dilutive options outstanding during period, based on average market price	1,619	1,988

4.	Average number of shares and share equivalents outstanding (2 + 3)	8,697	9,385

5.	Basic earnings per share	$12.41	$10.37

6.	Diluted earnings per share	$10.10	$8.17

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